    As filed with the Securities and Exchange Commission on December 8, 2000
                                                      Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------
                            Tyco International Ltd.
             (Exact name of registrant as specified in its charter)

           Bermuda                          7382                     Not applicable
 (State or other jurisdiction
              of                (Primary Standard Industrial        (I.R.S. Employer
       incorporation or
        organization)           Classification Code Number)      Identification Number)

                                --------------
                        The Zurich Centre, Second Floor
                               90 Pitts Bay Road
                            Pembroke HM 08, Bermuda
                                (441) 292-8674*
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                --------------
                                 Mark H. Swartz
                        c/o Tyco International (US) Inc.
                                 One Tyco Park
                          Exeter, New Hampshire 03833
                                 (603) 778-9700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                --------------
* Tyco International Ltd. maintains its registered and principal executive offices at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. The executive offices of Tyco's principal United States subsidiaries are located at One Tyco Park, Exeter, New Hampshire 03833. The telephone number there is (603) 778-9700.

                                   Copies to:

            Meredith Cross, Esq.                            Fati Sadeghi, Esq.
         Wilmer, Cutler & Pickering                      Senior Corporate Counsel
              2445 M Street, NW                        Tyco International (US) Inc.
           Washington, D.C. 20037                              One Tyco Park
               (202) 663-6000                           Exeter, New Hampshire 03833
                                                              (603) 778-9700

                                --------------
   Approximate date the registrant proposes to begin selling securities to the public: From time to time after the effective date of this registration statement.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        Calculation of Registration Fee
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                             Proposed
                                         maximum offering     Proposed
 Title of securities to    Amount to be     price per     maximum aggregate    Amount of
     be registered        registered(1)      share(2)     offering price(2) registration fee
--------------------------------------------------------------------------------------------
Liquid Yield Option (TM)
 Notes due 2020.........  $4,657,500,000      75.75%       $3,528,056,250       $931,407
                                 -----------------------------------------------------------
Common shares, nominal
 value U.S. $.20 per
 share..................       (3)             --                --               (3)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(TM) Trademark of Merrill Lynch & Co., Inc.
(1) The LYONs were issued at an original price of $741.65 per $1,000 principal amount at maturity, which represents an aggregate initial issue price of $3,454,234,875 and an aggregate principal amount at maturity of $4,657,500,000.
(2) This estimate is made pursuant to Rule 457(c) of the Securities Act solely for purposes of determining the registration fee. The above calculation is based on the average of the bid and ask prices for the Registrant's LYONs in secondary market transactions executed by the Initial Purchaser of the LYONs on December 4, 2000, as reported to the Registrant by the Initial Purchaser.
(3) Includes such indeterminate number of common shares as shall be issuable upon conversion and/or purchase by the Registrant of the LYONs registered hereby, which are not subject to an additional registration fee pursuant to Rule 457(i) under the Securities Act.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further Amendment which specifically states that this Registration Statement is to become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement becomes effective on the date the SEC, acting under Section 8(a), determines.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. The + +selling securityholders may not sell these securities until the registration + +statement filed with the Securities and Exchange Commission is effective. +
+This prospectus is not an offer to sell these securities and it is not        +
+soliciting an offer to buy these securities in any state where the offer or   +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED DECEMBER 8, 2000

PROSPECTUS

                                 $4,657,500,000

                                [LOGO OF TYCO]

                     Liquid Yield Option(TM) Notes due 2020
                             (Zero Coupon--Senior)
                                      And
                          Common Shares Issuable Upon
                    Conversion and/or Purchase of the LYONs

  We issued the LYONs in a private placement in November 2000 at an issue price of $741.65 per LYON. Selling securityholders will use this prospectus to resell their LYONs and the common shares issuable upon conversion, and/or purchase by us, of their LYONs.

  Holders may surrender the LYONs for conversion into common shares at a conversion rate of 10.3014 common shares per LYON if any of the following conditions is satisfied:

  . if the closing sale price of our common shares for at least 20 trading days in the 30 trading day period ending on the trading day prior to the date of surrender is more than 110% of the accreted conversion price per common share on that preceding trading day;
  . if we have called the LYONs for redemption; or . upon the occurrence of specified corporate transactions.

The conversion rate is subject to adjustment in specified circumstances.

  We will not pay interest on the LYONs prior to maturity. The principal amount at maturity of each LYON is $1,000. The issue price represents a yield to maturity of 1.50% per year.

  We may redeem all or a portion of the LYONs on or after November 17, 2007. Holders may require us to repurchase the LYONs at a price of $752.82 per LYON on November 17, 2001; at a price of $775.66 per LYON on November 17, 2003; at a price of $799.19 per LYON on November 17, 2005; at a price of $823.44 per LYON on November 17, 2007; or at a price of $914.24 per LYON on November 17, 2014. In addition, holders may require us to repurchase the LYONs upon a change of control occurring on or before November 17, 2007.

  Our common shares currently trade on the New York Stock Exchange under the symbol "TYC." The closing price of our common shares on the New York Stock Exchange on December 6, 2000 was $57.50 per share.

                                  -----------

Investing in the LYONs involves risks that are described in the "Risk Factors Relating to the LYONs" section beginning on page 12 of this prospectus.

                                  -----------

  We will not receive any of the proceeds from the sale of the LYONs or the common shares by any of the selling securityholders. The LYONs and the common shares may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the common shares may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. Any profits realized by the selling securityholders may be deemed to be underwriting commissions. If the selling securityholders use any broker-dealers, any commissions paid to broker-dealers and, if broker-dealers purchase any LYONs or common shares as principals, any profits received by such broker-dealers on the resale of the LYONs or common shares, may be deemed to be underwriting discounts or commissions under the Securities Act.

  Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    The date of this prospectus is   , 2000.

(TM)Trademark of Merrill Lynch & Co., Inc.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Where You Can Find More Information........................................   3
Forward Looking Information................................................   5
Summary....................................................................   6
Risk Factors Relating to the LYONs.........................................  12
Use of Proceeds............................................................  13
Ratio of Earnings to Fixed Charges.........................................  13
Description of LYONs.......................................................  15
Description of the Common Shares...........................................  27
Certain Bermuda and United States Federal Income Tax Consequences..........  30
Selling Securityholders....................................................  34
Plan of Distribution.......................................................  36
Service of Process and Enforcement of Liabilities..........................  38
Legal Matters..............................................................  38
Experts....................................................................  38

The Bermuda Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss arising from or in reliance upon any part of the contents of this document.

                      WHERE YOU CAN FIND MORE INFORMATION

   Tyco files annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following locations of the SEC:

   Public Reference Room      North East Regional       Midwest Regional
     450 Fifth Street,             Office                   Office
          N.W.               7 World Trade Center       500 West Madison
         Room 1024                Suite 1300                Street
      Washington, D.C.        New York, New York           Suite 1400
          20549                    10048                Chicago, Illinois
                                                            60661

   You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates.

   The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Tyco, who file electronically with the SEC. The address of that site is www.sec.gov.

   You can also inspect reports, proxy statements and other information about Tyco at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that Tyco has previously filed with the SEC. These documents contain important information about Tyco and its finances.

   TYCO SEC FILINGS (File No. 001-13836)                       PERIOD
   -------------------------------------                       ------
   Annual Report on Forms 10-K and 10-K/A           Fiscal year ended September
                                                    30, 1999
   Quarterly Reports on Forms 10-Q and 10-Q/A       Quarterly periods ended
                                                    December 31, 1999, March
                                                    31, 2000 and June 30, 2000
   Current Reports on Form 8-K                      Filed on December 9, 1999,
                                                    December 10, 1999, January
                                                    20, 2000, July 14, 2000,
                                                    November 1, 2000 and
                                                    November 15, 2000
   The description of Tyco common shares as set     Filed on March 1, 1999
   forth
   in its Registration Statement on Form 8-A/A

   All documents filed by Tyco with the SEC from the date of this prospectus to the end of the offering of the LYONs and common shares under this document shall also be deemed to be incorporated herein by reference.

   You may request a copy of these filings at no cost, by writing or calling Tyco at the following address or telephone number:

    Tyco International Ltd.
    The Zurich Centre, Second Floor
    90 Pitts Bay Road
    Pembroke HM 08, Bermuda
    (441) 292-8674

   Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

   We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                          FORWARD LOOKING INFORMATION

   Certain statements contained or incorporated by reference in this document are "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All forward looking statements involve risks and uncertainties. In particular, any statement contained in this document or any document incorporated by reference in this document regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future sales, operating efficiencies and product expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Tyco, which may cause actual results, performance or achievements to differ materially from anticipated results, performances or achievements. Factors that might affect such forward looking statements include, among other things:

  .  overall economic and business conditions;

  .  the demand for Tyco's goods and services;

  .  competitive factors in the industries in which Tyco competes;

  .  changes in government regulation;

  . changes in tax requirements, including tax rate changes, new tax laws and revised tax law interpretations;

  .  results of litigation;

  . interest rate fluctuations, foreign currency rate fluctuations and other capital market conditions;

  . economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;

  . the ability to achieve anticipated synergies and other costs savings in connection with acquisitions;

  .  the timing, impact and other uncertainties of future acquisitions; and

  . the timing of construction and the successful operation of the TyCom Global NetworkTM by Tyco's majority owned subsidiary, TyCom Ltd.

                                    SUMMARY

   The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms "Tyco," "we," "our" and "us" refer to Tyco International Ltd. and its consolidated subsidiaries, unless otherwise specified.

                                      Tyco

   Tyco is a diversified manufacturing and service company that, through its subsidiaries:

  . designs, manufactures and distributes electrical and electronic components and multi-layer printed circuit boards;

  . designs, engineers, manufactures, installs, operates and maintains undersea cable communications systems;

  . designs, manufactures and distributes disposable medical supplies and other specialty products;

  . designs, manufactures, installs and services fire detection and suppression systems and installs, monitors and maintains electronic security systems; and

  . designs, manufactures and distributes flow control products and provides environmental consulting services.

   Tyco operates in more than 100 countries around the world and has announced revenues for its fiscal year ended September 30, 2000 of approximately $28.9 billion.

   Tyco's strategy is to be the low-cost, high-quality producer and provider in each of its markets. It promotes its leadership position by investing in existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of its existing operations and its business acquisitions, Tyco seeks to enhance shareholder value through increased earnings per share and strong cash flows.

   Tyco reviews acquisition opportunities in the ordinary course of business, some of which may be material and some of which are currently under investigation, discussion or negotiation. There can be no assurance that any of such acquisitions will be consummated.

   Tyco's common shares are listed on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol "TYC" and on the London Stock Exchange under the symbol "TYI."

   Tyco is a Bermuda company whose registered and principal executive offices are located at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, and its telephone number is (441) 292-8674. The executive offices of Tyco's principal United States subsidiaries are located at One Tyco Park, Exeter, New Hampshire 03833. The telephone number there is (603) 778-9700.

   For additional information regarding the business of Tyco, please see Tyco's Forms 10-K and 10-K/A and other filings of Tyco with the SEC which are incorporated by reference into this document. See "Where You Can Find More Information."

                              Current Developments

   On December 4, 2000, Tyco agreed to acquire Simplex Time Recorder Co. ("Simplex") for approximately $1.15 billion in cash. Simplex manufactures fire and security products and communications systems including control panels, detection devices and system software. Simplex also installs, monitors and services fire alarms, security systems and access control systems and will be integrated within the Fire and Security Services segment. The acquisition is subject to customary regulatory approvals.

   On November 17, 2000, Tyco completed a private placement offering of $4,657,500,000 principal amount at maturity of LYONs due 2020 for aggregate net proceeds of approximately $3,374,000,000. Each $1,000 principal amount at maturity LYON was issued at 74.165% of principal amount at maturity, accretes at a rate of 1.5% per annum and is convertible into 10.3014 Tyco common shares if certain conditions are met. Tyco may be required to repurchase the LYONs at the accreted value at the option of the holders on November 17, 2001, 2003, 2005, 2007 or 2014. The proceeds of that offering will be used to finance the LPS acquisition and to repay commercial paper.

   On November 13, 2000, Tyco agreed to acquire the Lucent Power Systems, or LPS, business unit of Lucent Technologies, Inc. for $2.5 billion in cash. LPS provides a full line of energy solutions and power products for telecommunications service providers and for the computer industry and will be integrated within the Electronics segment. LPS products include AC/DC and DC/DC switching power supplies, batteries, power supplies and back-up power systems. The acquisition is subject to customary regulatory approvals.

   On October 24, 2000, Tyco announced its results for the fourth quarter of fiscal 2000, the three months ended September 30, 2000. For the fiscal 2000 fourth quarter, income before restructuring and other non-recurring credits, charges, gain and extraordinary items was $1.10 billion, or $0.64 per diluted share, as compared to $782.7 million, or $0.46 per diluted share, for the quarter ended September 30, 1999. After giving effect to restructuring and other non-recurring credits, charges, gain and extraordinary items, net income for the fourth quarter of fiscal 2000 was $1.91 billion, or $1.12 per diluted share, compared to $780.5 million, or $0.46 per diluted share, in the fourth quarter of fiscal 1999. Results in the fourth quarter of fiscal 2000 included a $1.76 billion pretax gain from the initial public offering of TyCom Ltd. Fourth quarter sales rose 25% to $7.81 billion, up from $6.22 billion a year ago.

   For fiscal 2000, revenues increased to $28.93 billion, up 29% from revenues of $22.50 billion in fiscal 1999. Income before restructuring and other non-recurring credits, charges, gain and extraordinary items rose to $3.73 billion, or $2.18 per diluted share, a 42% increase over $1.53 per diluted share in fiscal 1999. After giving effect to restructuring and other non-recurring credits, charges, gain and extraordinary items, net income for fiscal 2000 was $4.52 billion, or $2.64 per diluted share, compared to $1.02 billion or $0.61 per diluted share, in fiscal 1999.

   The following segment discussion is presented before merger, restructuring and other non-recurring credits, charges, gain and extraordinary items consistent with Tyco management's view of operations. Quarterly operating profits at Tyco Electronics increased 69% to $746.8 million in the fiscal 2000 fourth quarter as compared to $441.6 million in the quarter ended September 30, 1999. Operating profits at Tyco Telecommunications increased 95% to $144.2 million in the fiscal 2000 fourth quarter as compared to $74.0 million in the quarter ended September 30, 1999. Operating profits at Tyco Healthcare and Specialty Products increased 9% to $404.3 million in the fiscal 2000 fourth quarter as compared to $372.1 million in the quarter ended September 30, 1999. Operating profits at Tyco Fire and Security Services increased 22% to $307.5 million in the fiscal 2000 fourth quarter as compared to $253.2 million in the quarter ended September 30, 1999. Operating profits at Tyco Flow Control Products and Services increased 14% to $200.3 million in the fiscal 2000 fourth quarter as compared to $175.8 million in the quarter ended September 30, 1999. The operating profits of Tyco's five business segments are stated before deduction of general corporate expenses, goodwill amortization, interest expense and taxes.

   On October 17, 2000, Tyco acquired Mallinckrodt Inc. ("Mallinckrodt"), a global healthcare company with products used primarily for respiratory care, diagnostic imaging and pain relief. Tyco issued approximately 64.8 million common shares, valued at approximately $3.2 billion, and assumed approximately $1.0 billion in debt. Mallinckrodt is being integrated within Tyco's Healthcare group. Tyco is accounting for the acquisition as a purchase.

   On October 6, 2000, Tyco sold its ADT Automotive business to Manheim Auctions, Inc., a wholly owned subsidiary of Cox Enterprises, Inc., for approximately $1 billion in cash. The sale is expected to generate a one-time pre-tax gain to Tyco in excess of $300 million in the first quarter of fiscal 2001.

                                  The Offering

LYONs.......................  $4,657,500,000 aggregate principal amount at maturity of LYONs due November 17, 2020. We will not pay interest on the LYONs prior to maturity. Each LYON was issued at a price of $741.65 per LYON and a principal amount at maturity of $1,000.

Maturity of LYONs ..........  November 17, 2020

Yield to Maturity of LYONs    1.50% per year, computed on a semi-annual bond
 ............................  equivalent basis, calculated from November 17,
                              2000.

Conversion Rights...........  For each LYON surrendered for conversion, we will deliver 10.3014 of our common shares. We may adjust the conversion rate for certain reasons specified in the indenture, but not for accrued original issue discount. Upon conversion, a holder will not receive any cash payment representing accrued original issue discount. Instead, accrued original issue discount will be deemed paid by the common shares received by the holder on conversion. See "Description of LYONs-- Conversion Rights."

                              Holders may surrender LYONs for conversion into common shares if the closing sale price of our common shares for at least 20 trading days in the 30 trading day period ending on the trading day prior to the day of surrender is more than 110% of the accreted conversion price per common share at such preceding trading day. The accreted conversion price per common share as of any day will equal the sum of the issue price of a LYON plus the accrued original issue discount for the LYON, with that sum divided by the number of common shares issuable upon a conversion of a LYON on that day. Even if the foregoing condition is not satisfied, LYONs or portions of LYONs in integral multiples of $1,000 principal amount at maturity called for redemption may be surrendered for conversion until the close of business on the day that is two business days prior to the redemption date. In addition, if we make a significant distribution to our shareholders or if we are a party to specified consolidations, mergers or binding share exchanges, holders may surrender LYONs for conversion as provided in "Description of LYONs--Conversion Rights." The ability to surrender LYONs for conversion will expire at the close of business on November 17, 2020, unless they have previously been redeemed or purchased.

                              When a holder surrenders LYONs for conversion, the conversion agent will cause the LYONs first to be offered to a financial institution chosen by us for exchange in lieu of conversion. In order to accept LYONs surrendered for conversion, the designated institution must agree to exchange for those LYONs a number of common shares equal to the number of common shares the holder of those LYONs would receive upon conversion, plus cash for any fractional shares. If the designated institution declines to accept for exchange any LYONs in whole or in part, or if the designated institution agrees to accept any LYONs for exchange but does not timely deliver the related common shares, we will convert those LYONs or parts of LYONs. If the designated institution accepts a LYON in exchange for common shares and cash in lieu of fractional shares, a U.S. holder that holds the LYON as a capital asset will generally recognize capital gain or loss equal to the difference between the fair market value of the common shares and cash received, and the U.S. holder's tax basis in its LYON. By contrast, our conversion of a LYON into common shares would generally not result in the recognition of any gain or loss. See "Certain Bermuda and United States Federal Income Tax Consequences--U.S. Holders--Conversion" and "Risk Factors Relating to the LYONs--The tax consequences of surrendering LYONs for conversion may vary."

Ranking.....................  The LYONs are unsecured and unsubordinated obligations and rank equal in right of payment with all our existing and future unsecured and unsubordinated indebtedness. The LYONs are structurally subordinated to the indebtedness and other obligations of our subsidiaries.

Original Issue Discount.....  We issued each LYON with an original issue discount for United States federal income tax purposes equal to the principal amount at maturity of each LYON less the issue price to investors allocated to the LYONs. You should be aware that, although we will not pay interest on the LYONs, U.S. holders must include accrued original issue discount in their gross income for United States federal income tax purposes prior to the conversion, redemption, sale or maturity of the LYONs, even if such LYONs are ultimately not converted, redeemed, sold or paid at maturity. See "Certain Bermuda and United States Federal Income Tax Consequences--U.S. Holders-- Original Issue Discount."

Sinking Fund................  None.


Redemption of LYONs at the
Option of Tyco..............
                              We may redeem all or a portion of the LYONs for cash at any time on or after November 17, 2007, at the redemption prices set forth in this prospectus. See "Description of LYONs--Redemption of LYONs at the Option of Tyco."


Purchase of LYONs by Tyco
at the Option of the
Holder......................  Holders may require us to purchase all or a portion of their LYONs on November 17, 2001, 2003, 2005, 2007 or 2014, at the purchase prices set forth in this prospectus. We may choose to pay the purchase price for the November 17, 2001 purchase in cash, common shares or a combination of cash and common shares. We will pay for all other purchases in cash. See "Description of LYONs--Purchase of LYONs by Tyco at the Option of the Holder."

Change in Control...........  Upon a change in control of Tyco occurring on or before November 17, 2007, each holder may require us to purchase all or a portion of such holder's LYONs in cash at a price equal to the issue price of such LYONs plus accrued original issue discount to the date of purchase. See "Description of LYONs--Change in Control Permits Purchase of LYONs by Tyco at the Option of the Holder."

Events of Default...........  If an event of default on the LYONs has occurred and is continuing, the issue price of the LYONs plus the accrued original issue discount may be declared immediately due and payable. These amounts automatically become due and payable upon certain events of default. See "Description of LYONs--Events of Default."

Use of Proceeds.............  We will not receive any of the proceeds from the sale by any selling securityholder of the LYONs or the common shares. See "Use of Proceeds."

DTC Eligibility.............  The LYONs have been issued in book-entry form and are represented by permanent global certificates. These global certificates have been deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company, or DTC, in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, no such interest may be exchanged for certificated securities. See "Description of LYONs--Book-Entry System."

Trading.....................  The LYONs issued in the initial private placement are eligible for trading in the PORTAL system. LYONs sold using this prospectus, however, will no longer be eligible for trading in the PORTAL system. Our common shares are traded on the New York Stock Exchange under the symbol "TYC."

                       RISK FACTORS RELATING TO THE LYONS

   Prospective investors should carefully consider the following information with the other information contained in this prospectus before purchasing the LYONs.

The tax consequences of surrendering LYONs for conversion may vary.

   When a holder surrenders LYONs for conversion, the conversion agent will cause the LYONs first to be offered to a financial institution chosen by us for exchange in lieu of conversion. In order to accept LYONs surrendered for conversion, the designated institution must agree to exchange for such LYONs a number of common shares equal to the number of common shares the holder of such LYONs would receive upon conversion, plus cash for any fractional shares. If the institution accepts any such LYONs for exchange, it will deliver the appropriate number of common shares to the conversion agent and the conversion agent will deliver those shares to the holder who surrendered the LYONs. If the designated institution accepts a LYON in exchange for common shares and cash in lieu of fractional shares, a U.S. holder that holds the LYON as a capital asset will generally recognize capital gain or loss equal to the difference between the fair market value of the common shares and cash received, and the U.S. holder's tax basis in its LYON. By contrast, our conversion of a LYON into common shares would generally not result in the recognition of any gain or loss. See "Certain Bermuda and United States Federal Income Tax Consequences-- U.S. Holders--Conversion." Prior to surrendering LYONs for conversion, a holder will not know whether he will receive common shares from a designated institution or from us. In addition, the holder cannot withdraw his LYONs after surrendering them for conversion.

An active trading market for LYONs may not develop.

   We cannot assure you that an active trading market for the LYONs will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their LYONs or the price at which holders of the LYONs will be able to sell their LYONs. Future trading prices of the LYONs will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common shares and the market for similar securities.

We may not be able to raise the funds necessary to finance a change in control purchase or a purchase at the option of the holder.

   On November 17, 2003, 2005, 2007 and 2014, and upon the occurrence of specific kinds of change in control events occurring on or before November 17, 2007, holders of LYONs may require us to purchase their LYONs for cash. However, it is possible that we would not have sufficient funds at that time to make the required purchase of LYONs. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change in control under the indenture. See "Description of LYONs--Purchase of LYONs by Tyco at the Option of the Holder" and "--Change in Control Permits Purchase of LYONs by Tyco at the Option of the Holder."

Our holding company structure results in structural subordination and may affect our ability to make payments on LYONs.

   The LYONs are obligations exclusively of Tyco. We are a holding company and conduct substantially all of our operations through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, depends upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us.

   Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the LYONs or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

   Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and, as a result, the right of the holders of the LYONs to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the LYONs or common shares by the selling securityholders.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth the ratio of earnings to fixed charges of Tyco for the nine months ended June 30, 2000, the years ended September 30, 1999 and 1998, the nine-month transition period ended September 30, 1997 and the years ended December 31, 1996 and 1995.

                        Nine Months  Year Ended    Nine Months   Year Ended
                           Ended    September 30,     Ended     December 31,
                         June 30,   ------------- September 30, -------------
                           2000      1999   1998      1997(4)    1996   1995
                        ----------- ------ ------ ------------- ------ ------
Ratio of earnings to
 fixed charges
 (1)(2)(3).............    5.78       3.53   5.07     1.00        2.54   4.68

--------
(1) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, extraordinary items, cumulative effect of accounting changes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt expenses and one-third of rent expense which is deemed representative of an interest factor.
(2) On July 2, 1997, Tyco, formerly called ADT Limited, merged with Tyco International Ltd., a Massachusetts corporation ("Former Tyco"). On April 2, 1999, October 1, 1998, August 29, 1997 and August 27, 1997, Tyco
    consummated mergers with AMP Incorporated, United States Surgical Corporation, Keystone International, Inc. and Inbrand Corporation, respectively. Each of the five merger transactions qualifies for the pooling of interests method of accounting. As such, the ratios of earnings to fixed charges presented above include the effect of the mergers, except that the calculation presented above for periods prior to January 1, 1997 does not include Inbrand due to immateriality. Prior to their respective mergers, AMP, US Surgical, Keystone, and ADT had December 31 year ends and Former Tyco had a June 30 fiscal year end. The historical results upon which the ratios are based have been combined using a December 31 year end for AMP, US Surgical, Keystone, ADT and Former Tyco for the year ended December 31, 1996. For 1995, the ratio of earnings to fixed charges reflects the combination of AMP, US Surgical, Keystone and ADT with a December 31 year end and Former Tyco with a June 30 fiscal year end.
(3) Earnings for the nine months ended June 30, 2000, the years ended September 30, 1999 and 1998, the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995 include net merger, restructuring and other non-recurring (credits) charges of $(81.3) million (of which net charges of $1.0 million are included in cost of sales), $1,035.2 million (of which $106.4 million is included in cost of sales), $256.9 million, $947.9 million, $344.1 million and $97.1 million, respectively. Earnings also include charges for the impairment of long-lived assets of $99.0 million, $507.5 million, $148.4 million, $744.7 million and $8.2 million in the nine months ended June 30, 2000, the year ended September 30, 1999, the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995, respectively. The 1997 period also includes a write-off of purchased in-process research and development of $361.0 million. The 1995 period also includes a net loss on the disposal of businesses of $34.4 million.
   On a pro forma basis, the ratio of earnings to fixed charges excluding merger, restructuring and other non-recurring (credits) charges, charges for the impairment of long-lived assets, the write-off of purchased in-process research and development and the net loss on the disposal of businesses would have been 5.81x, 5.82x, 5.68x, 6.81x, 5.76x and 5.09x for the nine months ended June 30, 2000, the years ended September 30, 1999 and 1998, the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995, respectively.
(4) In September 1997, Tyco changed its fiscal year end from December 31 to September 30. Accordingly, the nine-month transition period ended
    September 30, 1997 is presented.

                              DESCRIPTION OF LYONS

   We issued the LYONs under a senior indenture dated as of November 17, 2000, between us and State Street Bank and Trust Company, as trustee. The following summarizes the material provisions of the LYONs and the indenture. The following summary does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the LYONs and the indenture. As used in this "Description of LYONs," the words "we," "us," "our" or "Tyco" do not include any current or future subsidiary of Tyco.

General

   On November 17, 2000, we issued $4,657,500,000 aggregate principal amount at maturity of the LYONs in a private placement. The LYONs will mature on November 17, 2020. The principal amount at maturity of each LYON is $1,000. The LYONs will be payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

   We issued each LYON at an issue price of $741.65 per LYON, which represents a substantial discount from its principal amount at maturity. See "Certain Bermuda and United States Federal Income Tax Consequences--U.S. Holders-- Original Issue Discount." We will not make periodic payments of interest on the LYONs but the LYONs will accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. Original issue discount will accrue at a rate of 1.50% per annum from the date of issuance. We will calculate the accrual of original issue discount on a semiannual bond equivalent basis using a 360-day year composed of twelve 30-day months. Original issue discount began to accrue on November 17, 2000, the issue date of the LYONs.

   Original issue discount will cease to accrue on a LYON upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a LYON that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON. In certain circumstances described in "--Conversion Rights," however, a LYON surrendered by a holder for conversion may be transferred to a third party and remain outstanding.

   Holders may present for conversion any LYONs that have become eligible for conversion at the office of the conversion agent, and may present LYONs for registration of transfer at the office of the trustee.

Ranking of LYONs

   The LYONs are unsecured and unsubordinated obligations. The LYONs rank equal in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. See "Risk Factors Relating to the LYONs--Our holding company structure results in structural subordination and may affect our ability to make payments on LYONs."

Conversion Rights

 General

   Holders may surrender LYONs for conversion into common shares at a conversion rate of 10.3014 common shares per LYON if any of the following conditions is satisfied:

  . if the closing sale price of our common shares for at least 20 trading days in the 30 trading day period ending on the trading day prior to the day of surrender is more than 110% of the accreted conversion price per common share at such preceding trading day;

  .  if we have called the LYONs for redemption; or

  .  upon the occurrence of specified corporate transactions.

We describe each of these conditions in greater detail below.

 Conversion Upon Satisfaction of Market Price Condition

   Holders may surrender LYONs for conversion into our common shares if the closing sale price of our common shares on the principal national securities exchange on which the common shares are listed, for at least 20 trading days in the 30 trading day period ending on the trading day prior to the day of surrender, exceeds 110% of the accreted conversion price per common share at that preceding trading day. The accreted conversion price per common share as of any day equals the quotient of:

  . the issue price of a LYON plus the accrued original issue discount for such LYON, divided by

  . the number of common shares issuable upon conversion of the LYON on that day.

The conversion agent will, on our behalf, determine daily if the LYONs are convertible as a result of the market price of our common shares and notify us and the trustee.

 Conversion Upon Notice of Redemption

   A holder may surrender for conversion a LYON called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if it is not otherwise convertible at such time. If a holder has already delivered a purchase notice or a change in control purchase notice with respect to a LYON, however, the holder may not surrender that LYON for conversion until the holder has withdrawn the notice in accordance with the indenture.

 Conversion Upon Specified Corporate Transactions

   Even if the market price contingency described above under "--Conversion Rights --Conversion Upon Satisfaction of Market Price Condition" has not occurred, if we elect to

  . distribute to all holders of common shares certain rights entitling them to purchase, for a period expiring within 60 days, common shares at less than the quoted price at the time, or

  . distribute to all holders of our common shares our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 15% of the closing price of the common shares on the day preceding the declaration date for such distribution, we must notify the holders of LYONs at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their LYONs for conversion at any time until the earlier of close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place.

   In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common shares would be converted into cash, securities or other property, a holder may surrender LYONs for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which the common shares are converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a LYON into common shares will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its LYON immediately prior to the transaction. If the transaction also constitutes a "change in control," as defined below, the holder can require us to purchase all or a portion of its LYONs as described under "Change in Control Permits Purchase of LYONs by Tyco at the Option of the Holder."

 Exchange In Lieu of Conversion

   When a holder surrenders LYONs for conversion, the conversion agent will cause the LYONs first to be offered to a financial institution chosen by us for exchange in lieu of conversion. We expect that when the

LYONs are convertible, the designated institution will submit to the conversion agent a non-binding offer to accept LYONs surrendered for conversion. In order to accept LYONs surrendered for conversion, the designated institution must agree to exchange for such LYONs a number of common shares equal to the number of common shares the holder of such LYONs would receive upon conversion, plus cash for any fractional shares. If the institution accepts any such LYONs, it will deliver the appropriate number of common shares to the conversion agent and the conversion agent will deliver those shares to the holder who surrendered the LYONs. Our designation of an institution to which LYONs may be submitted for exchange does not require the institution to accept any LYONs from the conversion agent. If the designated institution declines to accept any LYONs in whole or in part, we will convert those LYONs or parts of LYONs into our common shares as of the close of business on the business day following the business day on which the LYONs are surrendered for conversion. If the designated institution agrees to accept any LYONs for exchange but does not timely deliver the related common shares, we will convert the LYONs and deliver the common shares. Any LYONs accepted for exchange by the designated institution will remain outstanding.

   We will not pay any consideration to, or otherwise enter into any arrangement with, the designated institution for or with respect to such designation. We anticipate that we will initially designate Merrill Lynch, Pierce, Fenner & Smith Incorporated as the institution to which offers described above will be made, although we may change this designation at any time.

   An exchange of LYONs may be treated as a sale of such LYONs for cash and the use of such cash to purchase common shares. If the designated institution accepts a LYON in exchange for common shares and cash in lieu of fractional shares, a U.S. holder that holds the LYON as a capital asset will generally recognize capital gain or loss equal to the difference between the fair market value of the common shares and cash received and the U.S. holder's tax basis in its LYON. Our conversion of a LYON into common shares would generally not result in the recognition of any gain or loss. See "Certain Bermuda and United States Federal Income Tax Consequences--U.S. Holders--Conversion" and "Risk Factors Relating to the LYONs--The tax consequences of surrendering LYONs for conversion may vary." Prior to surrendering LYONs for conversion, a holder will not know whether he will receive common shares from a designated institution or from us. In addition, the holder cannot withdraw LYONs after surrendering them for conversion.

 Conversion Rate and Delivery of Common Shares

   The conversion rate is 10.3014 common shares per LYON, subject to adjustment upon the occurrence of certain events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash equal to the then-current market value of such fractional share.

   On conversion of a LYON, a holder will not receive any cash payment representing accrued original issue discount. Delivery to the holder of the full number of common shares into which the LYON is convertible, together with any cash payment for such holder's fractional shares, will be deemed to satisfy our obligation to pay:

  .  the principal amount at maturity of the LYON; and

  . accrued original issue discount attributable to the period from the issue date through the conversion date.

As a result, accrued original issue discount will be deemed to be paid in full rather than cancelled, extinguished or forfeited. LYONs that are exchanged will remain outstanding with the same terms as were in effect before the exchange.

   We will not adjust the conversion rate for accrued original issue discount. As soon as practicable following the conversion date, we will deliver through the conversion agent a certificate for the number of full common shares into which any LYON is converted, together with any cash payment for fractional shares. For a discussion of the tax treatment of a holder receiving common shares upon surrendering LYONs for conversion, see "Certain Bermuda and United States Federal Income Tax Consequences--U.S. Holders--Conversion" and "--Disposition or Purchase at the Option of the Holder."

   We will adjust the conversion rate for:

  . dividends or distributions on our common shares payable in common shares or other capital stock of Tyco;

  . subdivisions, combinations or certain reclassifications of our common shares;

  . distributions to all holders of common shares of certain rights entitling them to purchase, for a period expiring within 60 days, common shares at less than the quoted price at the time; and

  . distributions to all holders of our common shares of our assets or debt securities or certain rights to purchase our securities, but excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the closing price of the common shares on the day preceding the date of declaration of such dividend or other distribution.

   We will not adjust the conversion rate, however, if holders of LYONs are to participate in the transaction without conversion, or in certain other cases.

   The indenture permits us to increase the conversion rate from time to time.

   If we are party to a consolidation, merger or binding share exchange pursuant to which the common shares are converted into cash, securities or other property, at the effective time of the transaction, the right to convert a LYON into common shares will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its LYON immediately prior to the transaction.

   In the event of:

  . a taxable distribution to holders of common shares which results in an adjustment of the conversion rate; or

   .  an increase in the conversion rate at our discretion,

the holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to Federal income tax as a dividend. See "Certain Bermuda and United States Federal Income Tax Consequences--U.S. Holders--Constructive Dividend."

Redemption of LYONs at the Option of Tyco

   No sinking fund is provided for the LYONs. Prior to November 17, 2007, we cannot redeem the LYONs at our option. Beginning on November 17, 2007, we may redeem the LYONs for cash in whole at any time, or in part from time to time. We will give not less than 15 days nor more than 60 days notice of redemption by mail to holders of LYONs. Holders may convert LYONs or portions of LYONs called for redemption, even if the market price contingency described under "-- Conversion Rights" has not occurred, until the close of business on the day that is two business days prior to the redemption date.

   The table below shows redemption prices of a LYON on November 17, 2007, at each November 17 after that prior to maturity and at maturity on November 17, 2020. These prices reflect the accrued original issue discount calculated to each such date. The redemption price of a LYON redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table.

                                                             Accrued
                                                      LYON   Original
                                                      Issue   Issue   Redemption
Redemption Date                                       Price  Discount   Price
---------------                                      ------- -------- ----------
November 17:
2007................................................ $741.65  $81.79   $ 823.44
2008................................................  741.65   94.18     835.83
2009................................................  741.65  106.77     848.42
2010................................................  741.65  119.54     861.19
2011................................................  741.65  132.51     874.16
2012................................................  741.65  145.67     887.32
2013................................................  741.65  159.03     900.68
2014................................................  741.65  172.59     914.24
2015................................................  741.65  186.35     928.00
2016................................................  741.65  200.33     941.98
2017................................................  741.65  214.51     956.16
2018................................................  741.65  228.90     970.55
2019................................................  741.65  243.52     985.17
At stated maturity..................................  741.65  258.35   1,000.00

   If we will redeem less than all of the outstanding LYONs, the trustee shall select the LYONs to be redeemed on a pro rata basis in principal amounts at maturity of $1,000 or integral multiples of $1,000. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion shall be deemed to be the portion selected for redemption.

Purchase of LYONs by Tyco at the Option of the Holder

 General

   On November 17, 2001, 2003, 2005, 2007 and 2014, holders may require us to purchase any outstanding LYON for which the holder has properly delivered, and not withdrawn, a written purchase notice, subject to certain additional conditions. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the fifth business day prior to the purchase date.

   The purchase price of a LYON will be:

  .  $752.82 per LYON on November 17, 2001

  .  $775.66 per LYON on November 17, 2003

   .  $799.19 per LYON on November 17, 2005

  .  $823.44 per LYON on November 17, 2007

   .  $914.24 per LYON on November 17, 2014

Each of the purchase prices shown above is equal to the issue price plus original issue discount accrued at a rate of 1.50% to the purchase date. We may choose to pay the purchase price for the November 17, 2001 purchase in cash, common shares or a combination of cash and common shares. For all other purchases, we will pay the purchase price in cash.

 Required Notices and Procedure

   On a date not less than 20 business days prior to each purchase date, we are required to give notice to all holders at their addresses shown in the register of the registrar, and beneficial owners as required by applicable law, stating, among other things, the procedures that holders must follow to require us to purchase their LYONs. For the November 17, 2001 purchase, we will also state:

  . whether we will pay the purchase price of LYONs in cash, common shares or a combination of cash and common shares, specifying the percentages of each; and

  . if we elect to pay in common shares, in whole or in part, the method of calculating the market price of the common shares.

   The purchase notice given by each holder electing to require us to purchase LYONs must be given so as to be received by the paying agent no later than the close of business on the fifth business day prior to the purchase date and must state:

  . the certificate numbers of the holder's LYONs to be delivered for purchase;

  . the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

  . that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs;

  . if we elect, pursuant to the notice we are required to give, to pay any or all of the purchase price for the November 17, 2001 purchase in common shares, but we instead must pay the purchase price entirely in cash because one or more of the conditions to payment of any or all of the purchase price in common shares (described below in "-- Election to Pay Purchase Price in Common Shares") is not satisfied prior to the close of business on the purchase date, whether the holder elects:

    (1) to withdraw the purchase notice as to some or all of the LYONs to which it relates, stating the principal amount at maturity and certificate numbers of the LYONs as to which such withdrawal shall relate; or

    (2) to receive cash in such event in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

   If the holder fails to indicate, in the purchase notice and in any written notice of withdrawal, a choice with respect to the election described in the final bullet point above, the holder will be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances. For a discussion of the tax treatment of a holder receiving cash instead of common shares, see "Certain Bermuda and United States Federal Income Tax Consequences--U.S. Holders--Disposition or Purchase at the Option of the Holder."

   A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

  .  the principal amount at maturity of the LYONs being withdrawn;

  .  the certificate numbers of the LYONs being withdrawn; and

  . the principal amount at maturity, if any, of the LYONs that remain subject to the purchase notice.

   In connection with any purchase offer, we will:

  . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then apply; and

  .  file Schedule TO or any other required schedule under the Exchange Act.

   Our obligation to pay the purchase price for a LYON as to which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for the LYON to be paid promptly following the later of the purchase date or the time of delivery of the LYON.

   If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and original issue discount on such LYON will cease to accrue, whether or not such LYON is delivered to the paying agent. After the LYON ceases to be outstanding, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

   The terms of our then-existing borrowing agreements may limit our ability to purchase LYONs.

   We may not purchase any LYONs at the option of holders if an event of default with respect to the LYONs, other than a default in the payment of the purchase price with respect to such LYONs, has occurred and is continuing.

 Election to Pay Purchase Price in Common Shares

   If we elect to pay any or all of the purchase price for the November 17, 2001 purchase in common shares, the number of common shares we deliver will equal the quotient of:

  . the portion of the purchase price to be paid in common shares, divided by

  .  the market price of a common share.

   If we elect to deliver common shares in payment of any or all of the purchase price, a holder of a LYON otherwise entitled to a fractional share will receive cash equal to the then-current market value of the fractional share. See "Certain Bermuda and United States Federal Income Tax Consequences-- U.S. Holders--Disposition or Purchase at the Option of the Holder."

   The "market price" means the average of the sale prices of the common shares for the five trading day period ending on the third business day prior to the applicable purchase date. If the third business day prior to the applicable purchase date is not a trading day, the five trading period shall end on the last trading day prior to such third business day. We will appropriately adjust the market price to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common shares.

   The "sale price" of the common shares on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common shares are traded or, if the common shares are not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated.

   Because the market price of the common shares is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common shares to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common shares only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

   Our right to purchase LYONs, in whole or in part, with common shares is also subject to our satisfying various additional conditions, including:

  . the registration of the common shares under the Securities Act and the Exchange Act, if required; and

  . any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

   If these conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price for the holder's LYONs entirely in cash. See "Certain Bermuda and United States Federal Income Tax Consequences--U.S. Holders--Disposition or Purchase at the Option of the Holder." Once we have given the required notice to the holders of LYONs describing the consideration we will pay for the LYONs, we may not change the form, components or percentages of components of that consideration, except as described in the first sentence of this paragraph.

Change in Control Permits Purchase of LYONs by Tyco at the Option of the Holder

   In the event of a "change in control," as defined below, occurring on or prior to November 17, 2007, each holder will have the right, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs, in integral multiples of $1,000 principal amount at maturity. The purchase price for each $1,000 principal amount at maturity of such LYON will equal the issue price of such LYONs plus the accrued original issue discount to the date of purchase. We will be required to purchase the LYONs as of the date that is 35 business days after the occurrence of the change in control. We refer to this date in this prospectus as a "change in control purchase date."

   Within 15 business days after a change in control occurs, we must mail to the trustee, to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law, a notice regarding the change in control. The notice must state, among other things:

  .  the events causing a change in control;

  .  the date of the change in control;

  .  the last date on which a holder may exercise the purchase right;

  .  the change in control purchase price;

  .  the change in control purchase date;

  .  the name and address of the paying agent and the conversion agent;

  .  the conversion rate and any adjustments to the conversion rate;

  . that LYONs with respect to which a change in control purchase notice has been given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

  .  the procedures that holders must follow to exercise these rights.

   To exercise this right, the holder must deliver a written purchase notice to the paying agent so that it is received by the paying agent no later than the close of business on the fifth business day prior to the change in control purchase date. The purchase notice must state:

  .  the certificate numbers of the LYONs to be delivered by the holder;

  . the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

  . that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

   A holder may withdraw any change in control purchase notice by delivering a written notice of withdrawal to the paying agent so that it is received by the paying agent prior to the close of business on the change in control purchase date. The notice of withdrawal must state:

  .  the principal amount at maturity being withdrawn;

  .  the certificate numbers of the LYONs being withdrawn; and

  . the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice.

   Our obligation to pay the change in control purchase price for a LYON for which a holder has delivered, and not validly withdrawn, a change in control purchase notice is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. We will cause the change in control purchase price for such LYON to be paid promptly following the later of the change in control purchase date or the time of delivery of such LYON.

   If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, the LYON will cease to be outstanding and original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. After the LYON has ceased to be outstanding, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

   Under the indenture, a "change in control" of Tyco is deemed to have occurred at such time as:

  . any person, including its affiliates and associates, other than us, our subsidiaries or our or their employee benefit plans, files a Schedule 13D or 14D-1, or any successor schedule, form or report under the Exchange Act, disclosing that such person has become the beneficial owner of 50% or more of the voting power of our common shares or other capital stock into which our common shares are reclassified or changed, with certain exceptions; or

  . any consolidation or merger of Tyco is consummated pursuant to which the common shares are converted into cash, securities or other property, in each case other than any consolidation or merger in which the holders of the common shares immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the consolidation or merger.

   The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

   In connection with any purchase offer in the event of a change in control, we will:

  . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

  .  file Schedule TO or any other required schedule under the Exchange Act.

   The change in control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of Tyco. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

  .  to accumulate our common shares;

  . to obtain control of us by means of a merger, tender offer, solicitation or otherwise; or

  .  by management to adopt a series of anti-takeover provisions.

Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that Merrill Lynch has marketed. The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch and us.

   We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control under the LYONs but that would increase our, or our subsidiaries', outstanding indebtedness.

   We cannot purchase LYONs at the option of holders upon a change in control if an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs, has occurred and is continuing.

Merger and Sales of Assets by Tyco

   The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

  . Tyco International Ltd. is the surviving person, or the resulting, surviving or transferee person, if other than Tyco, is organized and existing under the laws of:

    (a) the United States, any state thereof or the District of Columbia;

    (b) Bermuda or any member country of the European Union; or

    (c) any other country, if the merger, consolidation or other transaction would not impair the rights of holders;

  . the successor person assumes all of our obligations on the LYONs and under the indenture; and

  . we or the successor person will not be in default under the indenture immediately after the transaction.

   When such a person assumes our obligations in such circumstances, subject to certain exceptions, we will be discharged from all obligations under the LYONs and the indenture. Although the indenture permits these transactions, some of the transactions described above which occur on or prior to November 17, 2007 could constitute a change in control of Tyco and permit each holder to require us to purchase the LYONs of such holder as described above.

Events of Default

   The following will be events of default for the LYONs:

  . default in payment of the principal amount at maturity, issue price, accrued original issue discount, redemption price, purchase price or change in control purchase price with respect to any LYON when such amount becomes due and payable;

  . failure by Tyco to comply with any of its other agreements in the LYONs or the indenture upon receipt by Tyco of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding and Tyco's failure to cure (or obtain a waiver of) such default within 90 days after receipt of such notice;

  . default by Tyco in the payment at the final maturity thereof, after the expiration of any applicable grace period, of principal of, or premium, if any, on indebtedness for money borrowed, other than non-recourse indebtedness, in the principal amount then outstanding of $50 million or more, or acceleration of any indebtedness in such principal amount so that it becomes due and payable prior to the date on which it would otherwise have become due and payable and such acceleration is not rescinded within 10 business days after notice to Tyco in accordance with the indenture; or

  . certain events of bankruptcy, insolvency or reorganization affecting Tyco, Tyco International Group S.A., or certain of Tyco's significant subsidiaries if such subsidiaries become guarantors under the senior indenture of Tyco International Group S.A.

   If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration to be immediately due and payable. In the case of certain events of bankruptcy or insolvency of Tyco, the issue price of the LYONs plus the original issue discount accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

Backup Withholding and Information Reporting

   Information reporting may apply to original issue discount or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the LYONs or common shares with respect to certain noncorporate holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies appropriate information when requested or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the holder's federal income tax, provided that the required information is provided to the Internal Revenue Service.

Modification

   We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the LYONs with the consent of the holders of at least a majority in principal amount at maturity of the LYONs then outstanding. However, without the consent of each holder, no supplemental indenture may:

  . alter the manner of calculation or rate of accrual of original issue discount on any LYON or extend the time of payment;

  . make any LYON payable in money or securities other than that stated in the LYON;

  .  extend the stated maturity of any LYON;

  . reduce the principal amount at maturity, issue price, redemption price, purchase price or change in control purchase price with respect to any LYON;

  . make any change that adversely affects the right of a holder to convert any LYON;

  . make any change that adversely affects the right to require us to purchase a LYON;

  . impair the right to convert, or receive payment with respect to, a LYON, or right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; and

  . change the provisions in the indenture that relate to modifying or amending the indenture.

   Without the consent of any holder of LYONs, we and the trustee may enter into supplemental indentures for any of the following purposes:

  . to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

  . to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

  .  to secure our obligations in respect of the LYONs;

  . to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualification of the LYONs under the Trust Indenture Act as contemplated by the indenture;

  .  to cure any ambiguity or inconsistency in the indenture.

   No supplemental indenture entered into pursuant to second, third, fourth or fifth bullets of the preceding paragraph may be entered into without the consent of the holders of a majority in principal amount at maturity of the LYONs, however, if such supplemental indenture may materially and adversely affect the interests of the holders of the LYONs.

   The holders of a majority in principal amount at maturity of the outstanding LYONs may, on behalf of the holders of all LYONs:

  . waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

  . waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver common shares upon conversion with respect to any LYON or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

Governing Law

   The indenture and the LYONs are governed by, and will be construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Information Concerning the Trustee

   State Street Bank and Trust Company is the trustee, registrar and paying agent.

Book-Entry System

   The LYONs will only be issued in the form of global securities held in book-entry form. DTC or its nominee will be the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the LYONs, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture. We and the trustee, and any of our or their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

   The LYONs, represented by a global security, will be exchangeable for certificated securities with the same terms only if:

  . DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days;

  . we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary; or

  .  a default under the indenture occurs and is continuing.

   DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" for registered participants, and it facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including the agent, banks, trust companies, clearing corporation and other organizations, some of whom and/or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

                        DESCRIPTION OF THE COMMON SHARES

   The following description is a summary of the terms of the common shares of Tyco International Ltd. This description is not complete and is subject to the applicable provisions of Bermuda law and Tyco's Memorandum of Association and Bye-Laws, which are filed as exhibits to the registration statement related to this prospectus. Tyco has authorized 2,500,000,000 common shares. As of September 30, 2000, there were 1,684,511,070 common shares outstanding.

Dividends

   Tyco's Board of Directors may declare dividends out of Tyco's available profits as long as there are no reasonable grounds for believing that:

  . Tyco is, or after payment of the dividend would be, unable to pay its liabilities as they become due, or

  . the realizable value of Tyco's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

   Subject to special rights of any other Tyco shares, all dividends are payable according to the amounts paid or credited as paid on common shares. Dividends are normally payable in U.S. dollars, but holders with a registered address in the United Kingdom and other countries outside the United States may receive payment in another currency. Any dividend that is unclaimed may be invested or otherwise made use of by Tyco's Board, and after a period of 12 years is forfeited and reverts to Tyco.

Voting Rights

   At any general meeting, votes may be given in person or by proxy. Tyco's Bye-Laws require that any proxy must be a shareholder of Tyco. Under Tyco's Bye-Laws, not less than two holders of common shares present, in person or by proxy, constitute a quorum at a general meeting except as provided under "-- Variation of Rights" below.

   Under Bermuda law, questions proposed for consideration at a company's general meeting are decided by a simple majority vote or by the vote required by the bye-laws, except where a larger majority is required by law. Any question proposed for consideration at a general meeting may be decided on a show of hands, in which each shareholder present in person or by proxy is entitled to one vote and casts this vote by raising his or her hand, unless, before or on the declaration of the result of a show of hands, a poll is demanded by:

  .  the Chairman of the meeting;

  .  at least three shareholders present in person or represented by proxy;

  . any shareholder or shareholders present in person or represented by proxy holding individually or between them at least 10% of the total voting rights of all shareholders having the right to vote at the meeting; or

  . a shareholder or shareholders present in person or by proxy holding shares conferring the right to vote at the meeting and on which an aggregate sum has been paid equal to at least 10% of the total sum paid up on all shares entitled to vote.

   Tyco's Bye-Laws provide that a shareholder is not entitled, except as proxy for another shareholder, to be present or vote at any meeting, either personally or by proxy, in respect of any share held by the shareholder, whether alone or jointly with any other person, on which there shall not have been paid all calls due and payable, together with interest and expenses. Tyco's Bye-Laws also provide that any person who is known or believed by Tyco to be interested in common shares, and who has failed to comply with a notice from Tyco requesting specified information regarding that person's interest in common shares, will lose voting rights for the period the shareholder fails to comply with the notice, plus an additional 90 days. In addition, a shareholder loses voting rights,

  . if the shareholder has failed to comply with a notice under Tyco's Bye-Laws requiring the shareholder to make an offer in accordance with the City Code on Takeovers and Mergers of the United Kingdom, as applied by Tyco's Bye-Laws, or, as the case may be, in accordance with Tyco's Bye-Laws,

  . for a period of 180 days if the shareholder acquires three percent or more of the issued share capital of any class of Tyco, either alone or in concert with others, and fails to notify Tyco of the acquisition within two days, or, already possessing three percent or more of the issued share capital of any class of Tyco, fails to notify Tyco of a change in the shareholder's interests amounting to one percent or more of the share capital of any class, provided that Tyco notifies the shareholder of the loss of the voting rights.

Liquidation

   On a liquidation of Tyco, holders of common shares are entitled to receive any assets remaining after the payment of Tyco's debts and the expenses of the liquidation, subject to special rights of any other class of shares.

Suspension of Rights

   In certain circumstances, the rights of a shareholder to vote and to receive any payment or income or capital in respect of a common share may be suspended. Those circumstances include failure to provide information about ownership of and other interests in common shares, if so required in accordance with Tyco's Bye-Laws, as discussed above under "--Voting Rights."

Variation of Rights

   If, at any time, the share capital of Tyco is divided into different classes of shares, the rights attached to any class, unless otherwise provided by the terms of issue of the shares of that class, may be varied with written consent of the holders of three-fourths of the issued shares of that class, or by resolution passed at a separate general meeting by a majority of three-fourths of the holders of the shares of that class voting in person or by proxy. Under Tyco's Bye-Laws, three shareholders holding not less than one-third of the issued shares of a class, in person or by proxy, constitute a quorum at a general meeting held for this purpose. At any adjournment of this meeting, two shareholders of that class, in person or by proxy, constitute a quorum, irrespective of the amount of their holdings.

Sale, Lease or Exchange of Assets and Mergers

   Under Bermuda law, there is no requirement for a company's shareholders to approve a sale, lease or exchange of all or substantially all of a company's property and assets. Bermuda law provides that a company may enter into a compromise or arrangement in connection with a scheme for the reconstruction of the company on terms that include, among other things, the transfer of all or part of the undertaking or the property of the company to another company. Any compromise or arrangement of this kind requires the approval of a majority in number representing three-fourths in value of the creditors or shareholders or class of shareholders, as the case may be, present and voting either in person or by proxy at the meeting, and the sanction of the Bermuda Supreme Court.

   Under Bermuda law, unless the company's bye-laws provide otherwise, an amalgamation requires the approval of the holders of at least three-fourths of those voting at a meeting of shareholders at which a requisite quorum is present. Tyco's Bye-Laws do not contain any contrary provisions. For purposes of approval of an amalgamation, all shares, whether or not otherwise entitled to vote, carry the right to vote. A separate vote of a class of shares is required if the rights of that class would be altered by virtue of the amalgamation.

Share Acquisitions, Business Combinations and Related Provisions

   Under Tyco's Bye-Law 104(1)(A), if any person, whether as a result of one transaction or a series of transactions, would be obligated to make an offer to Tyco's security holders under the Rules of the City Code, Tyco's Board may require that person to make an offer as if the City Code applied to Tyco. The City Code provides that, when any person, together with persons acting in concert with that person, acquires shares which carry 30% or more of the voting rights of a company, that person must make an offer for all shares of any class of equity share capital, whether voting or non-voting, and also any voting non-equity share capital in which that person or persons hold shares. The offer must be for cash or offer a cash alternative, in each case at not less than the highest price paid, in cash or otherwise, by the offeror, or anyone acting in concert with the offeror, for shares of the same class during the offer period and within the 12 months before commencement of the offer.

   Tyco's Bye-Law 104(3) further provides that, where any person is interested in 30% or more of Tyco's outstanding common shares, Tyco's Board may serve a notice requiring that person to make an offer for all of the outstanding securities of Tyco if Tyco's Board determines that an offer under Tyco's Bye-Law 104(1)(A) is not expedient, or if a person required to make the offer fails to do so. This offer must be made within 30 days of the demand on terms that payment in full therefor will be made within 21 days of the offer becoming unconditional in all respects. If Tyco's Board serves a notice under this provision, the directors may also require that the offeror offer to purchase securities of Tyco convertible into voting or non-voting shares of Tyco on terms considered "fair and reasonable" by the directors in their sole discretion. Unless Tyco's Board otherwise agrees, the offer must be for cash or must offer a cash alternative at not less than the highest price paid by the offeror, or any person acting in concert with the offeror, for shares of that class within the preceding 12 months or, if that price is unavailable or inappropriate, at a price fixed by the directors. Any offer of this kind must remain open for at least 14 days after the date on which it becomes unconditional as to acceptances.

   Tyco's Bye-Law 104(1)(B) provides that when any person has acquired, is in the process of acquiring, or appears to Tyco's Board likely to acquire an interest in shares of the Tyco in circumstances in which that person would be subject to the "Rules Governing Substantial Acquisitions of Shares" issued by the Takeover Panel of the United Kingdom, the directors may give notice requiring that person to comply with these rules. If that person fails to comply, the directors may give further notice requiring that person, within 28 days of the date of the notice, to dispose, or to procure the disposal by any person with whom the person has acted in concert, of any interest in shares acquired. These rules provide that a person may not, in any period of seven days, acquire shares representing 10% or more of the voting rights in a company if these shares, aggregated with shares already held by the purchaser, would carry 15% or more, but less than 30%, of the voting rights of the company. The rules do not apply to an acquisition from a single shareholder if the acquisition is the only acquisition within a seven-day period and do not apply to a person who acquires 30% or more of the voting rights in a company.

   Under Tyco's Bye-Laws, any person who acquires an interest in three percent or more of the issued share capital of any class of Tyco is required to notify Tyco of that interest and of any change in that person's interest amounting to one percent or more of the issued capital of any class. This notification must be made within two days, Saturday and Sundays excluded, after the relevant event. In determining the percentage interest of any person for these purposes and for the purposes of Bye-Law 104, interests of persons acting in concert may be aggregated.

       CERTAIN BERMUDA AND UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

   The following discussion is intended to be a general summary of Bermuda and United States federal income tax consequences to holders of LYONs and common shares into which the LYONs have been converted. Due to the complexity of the tax laws of these and other taxing jurisdictions, the uncertainty, in some instances, as to the manner in which such laws apply to holders, and possible changes in law, it is particularly important that each holder consult with its own tax advisor regarding the tax treatment of the acquisition, ownership and disposition of LYONs and common shares into which the LYONs have been converted under the laws of any federal, state, local or other taxing jurisdiction.

Bermuda

   Under current law, no income, withholding or other taxes or stamp, registration or other duties are imposed in Bermuda upon the issue, transfer or sale of the LYONs, payments made in respect of the LYONs, or the conversion of the LYONs into common shares.

   As of the date hereof, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable in respect of capital gains realized on a disposition of common shares or in respect of distributions by us with respect to our common shares. Furthermore, we have received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 an undertaking that, in the event of there being enacted in Bermuda any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital assets, gain or appreciation or any tax in the nature of an estate or inheritance tax or duty, the imposition of such tax shall not be applicable to us or any of our operations, nor to our common shares nor to our obligations until the year 2016. This undertaking applies to our common shares. It does not, however, prevent the application of Bermuda taxes to persons ordinarily resident in Bermuda.

   The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to a decision whether to invest in the LYONs. Potential investors are urged to consult their tax advisors concerning the United States federal, state and local, Bermuda, and other non-United States tax consequences of the LYONs to them.

United States

   The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of LYONs, and common shares into which LYONs have been converted, to initial purchasers that purchased LYONs at their "issue price." The "issue price" of the LYONs equals the first price at which a substantial amount of the LYONs were sold for cash to the public, not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change at any time, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service will not challenge one or more of the conclusions described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service with respect to the United States federal income tax consequences of acquiring or holding LYONs. Moreover, this summary deals only with purchasers who hold LYONs or common shares into which LYONs have been converted as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding LYONs as a hedge against currency risk or as a position in a "straddle," "hedge," "conversion" or another integrated transaction for tax purposes, persons who own, directly or indirectly, 10 percent or more of our voting power, or U.S. holders, as defined below, whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality.

   Prospective purchasers of the LYONs are urged to consult their own tax advisors concerning the consequences, in their particular circumstances, of ownership and disposition of the LYONs, and common shares into which the LYONs have been converted, under the U.S. federal tax laws and the laws of any relevant state, local or non-U.S. taxing jurisdiction.

   We have been advised by our counsel, Wilmer, Cutler & Pickering, that in the opinion of such counsel the LYONs will be treated as indebtedness for United States federal income tax purposes. Counsel has further advised us that it is counsel's opinion that, while the following does not purport to discuss all tax matters relating to the LYONs, based upon the LYONs being treated as indebtedness, the following are the material federal income tax consequences of the LYONs, subject to the qualifications set forth above.

   As used herein, the term "U.S. holder" means a beneficial owner of LYONs or common shares into which LYONs have been converted that is, for U.S. federal income tax purposes:

  .  a citizen or resident of the United States;

  . a corporation or other entity that has elected to be treated as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

  . an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  . a trust if, in general, a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions.

   As used herein, the term "non-U.S. holder" means a beneficial owner, other than a partnership, of LYONs or common shares into which LYONs have been converted that is not a U.S. holder for U.S. federal income tax purposes.

   If a partnership, including for this purpose any entity treated as a partnership for U.S. tax purposes, is a beneficial owner of LYONs or common shares into which LYONs have been converted, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of LYONs that is a partnership, and partners in such a partnership, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of LYONs and common shares into which LYONs have been converted.

U.S. Holders

 Original Issue Discount

   The LYONs were issued at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price and the stated principal amount at maturity of each LYON constitutes original issue discount. U.S. holders of the LYONs will be required to include original issue discount in income periodically over the term of the LYONs before receipt of the cash or other payment attributable to such income.

   A U.S. holder of a LYON must include in gross income for federal income tax purposes such holder's "accrued original issue discount," which is the sum of the daily portions of original issue discount with respect to the LYON for each day during the taxable year or portion of a taxable year on which such holder holds the LYON. The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the LYON at the beginning of the accrual period multiplied by the yield to maturity of the LYON. The accrual period of a LYON may be of any length and may vary in length over the term of the LYON, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs at the end of an accrual period or on the first day of an accrual period. The adjusted issue price of the LYON at the start of any accrual period is the issue price of the LYON increased by the accrued original issue discount for each prior accrual period. Under these rules, U.S. holders will have to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. Any amount included in income as original issue discount will increase a holder's tax basis in the LYON.

   Original issue discount on the LYONs will be income from sources outside the United States and, with certain exceptions, will be treated as "passive" income for purposes of computing the foreign tax credit allowable under U.S. federal income tax laws. The rules relating to foreign tax credits and the timing thereof are extremely complex, and U.S. holders should consult their own tax advisors with regard to the availability of foreign tax credits and the application of the foreign tax credit limitations to their particular situations.

Conversion

   A U.S. holder's conversion of a LYON into common shares will be a taxable event if a financial institution designated by us agrees to exchange the LYON for a number of our common shares equal to the number of common shares the holder would receive upon conversion, plus cash for any fractional share. A U.S. holder's conversion of a LYON into common shares will generally not be a taxable event, except with respect to cash received in lieu of a fractional share, if the designated financial institution does not accept the LYON, and the LYON is instead converted into common shares by us. A U.S. holder will not know prior to surrendering LYONs for conversion whether he will receive common shares from a designated institution or from us, and will not be able to withdraw his LYONs after they are surrendered for conversion. See "Description of LYONS--Conversion Rights" above.

   If the designated institution exchanges the LYON for common shares and cash in lieu of fractional shares, a U.S. holder will recognize capital gain or loss equal to the difference between the fair market value of the common shares and cash received and the U.S. holder's tax basis in its LYON. A U.S. holder's tax basis in its LYON will generally equal its cost, increased by any amount included in income as original issue discount as described above. Capital gain or loss will be long-term if the LYON is held for more than one year at the time of the exchange. Prospective investors should consult their tax advisors regarding the treatment of capital gains, which may be taxed at lower rates than ordinary income for taxpayers who are individuals, and losses, the deductibility of which is subject to limitations. The holder's tax basis in the common shares received will be equal to their fair market value at the time of conversion, and the holding period for such common shares will begin on the day following the date of the exchange.

   If the designated institution does not accept the LYON, and the LYON is instead converted into common shares by us, a U.S. holder's conversion of a LYON into common shares will generally not be a taxable event, except with respect to cash received in lieu of a fractional share. The U.S. holder's basis in the common shares received on conversion of a LYON will be the same as the holder's basis in the LYON at the time of conversion, exclusive of any tax basis allocable to a fractional share. The holding period for the common shares received on conversion will include the holding period of the converted LYON, assuming each is held as a capital asset, except that the holder's holding period for common shares attributable to accrued original issue discount may commence on the day following the date of conversion. Cash received in lieu of a fractional share upon conversion of a LYON should be treated as a payment in exchange for the fractional share. Accordingly, if the common shares are capital assets in the hands of the U.S. holder, the receipt of cash in lieu of a fractional share should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the holder's basis in the fractional share.

   Whether or not the conversion is considered a taxable event, a U.S. holder's obligation to include in gross income the daily portions of original issue discount with respect to a LYON will terminate prospectively on the date of conversion.

 Disposition or Purchase at the Option of the Holder

   Except as described below, gain or loss upon a sale or other disposition of a LYON, including a redemption of the LYON for cash at our option, or common shares received upon a conversion or a tender of a LYON will generally be capital gain or loss, which will be long-term if the LYON or common shares is held for more than one year. Prospective investors should consult their tax advisors regarding the treatment of capital gains, which may be taxed at lower rates than ordinary income for taxpayers who are individuals, and losses, the deductibility of which is subject to limitations.

   If a U.S. holder elects to exercise its option to tender a LYON to us on a purchase date and we issue common shares in satisfaction of all or part of the purchase price, the exchange of the LYON for common shares should qualify as a reorganization. If the purchase price is paid solely in common shares, neither gain nor loss would generally be recognized by the holder, except as described below with respect to a fractional share. If the purchase price is paid in a combination of common shares and cash, other than cash received in lieu of a fractional share, gain, but not loss, realized by the holder would be recognized, but only to the extent such gain does not exceed such cash. Such gain would generally be a capital gain, and would be a long-term capital gain if the tendered LYON were held for more than one year.

   A U.S. holder's tax basis in the common shares received in the exchange will be the same as the holder's tax basis in the LYON tendered to us in exchange for the LYON, exclusive of any tax basis allocable to a fractional share interest as described below. However, this tax basis will be decreased by the amount of cash, other than cash received in lieu of a fractional share, if any, received in exchange and increased by the amount of any gain recognized by the holder on the exchange, other than gain with respect to a fractional share. The holding period for common shares received in the exchange will include the holding period for the LYON tendered to us in exchange for the LYON, assuming each is held as a capital asset. However, the holding period for common shares attributable to accrued original issue discount may commence on the day following the purchase date.

   Cash received in lieu of a fractional share upon a tender of a LYON to us on a purchase date should be treated as a payment in exchange for the fractional share. Accordingly, if the common shares are capital assets in the hands of the holder, the receipt of cash in lieu of a fractional share should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the holder's basis in the fractional share.

   If a U.S. holder elects to exercise its option to tender a LYON to us on a purchase date or a change in control purchase date and we deliver cash in satisfaction of the purchase price, the holder would recognize gain or loss, measured by the difference between the amount of cash transferred by us to the holder and the holder's basis in the tendered LYON. Gain or loss recognized by the holder would generally be capital gain or loss, and would be long-term capital gain or loss if the tendered LYON were held for more than one year.

 Dividends

   If a U.S. holder receives common shares, in general, distributions on the common shares that are paid out of our current or accumulated earnings and profits, as defined for U.S. federal income tax purposes, will constitute dividends and will be includible in income by a holder when received or accrued, in accordance with that holder's method of accounting for U.S. federal income tax purposes.

 Constructive Dividend

   If at any time we make a distribution of property to our shareholders that would be taxable to the shareholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the LYONs.

   For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase at our discretion will generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common shares will not. See "Description of LYONS--Conversion Rights."

 Backup Withholding and Information Reporting

   Non-exempt U.S. holders may be subject to information reporting with respect to original issue discount or dividends on, and the proceeds of the sale or other disposition of, the LYONs or common shares. Non-exempt U.S. holders that are subject to information reporting and that do not provide appropriate information when requested may be subject to backup withholding at a 31% rate. U.S. holders should consult their tax advisors.

Non-U.S. Holders

 Original Issue Discount and Disposition

   In general and subject to the discussion below under "--Backup Withholding and Information Reporting," a non-U.S. holder will not be subject to U.S. federal income or withholding tax with respect to original issue discount with respect to LYONs, dividends with respect to common shares into which LYONs have been converted, or gain upon the disposition of LYONs or common shares, unless:

  . the income or gain is "U.S. trade or business income," which means income or gain that is effectively connected with the conduct by the non-U.S. holder of a trade or business, or, in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States, or

  . such non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met.

   U.S. trade or business income of a non-U.S. holder will generally be subject to regular U.S. income tax in the same manner as if it were realized by a U.S. holder. Non-U.S. holders that realize U.S. trade or business income with respect to the LYONs or common shares should consult their tax advisers as to the treatment of such income or gain. In addition, U.S. trade or business income of a non-U.S. holder that is a non-U.S. corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

 Backup Withholding and Information Reporting

   If the LYONs, or common shares into which LYONs have been converted, are held by a non-U.S. holder through a non-U.S., and non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting, and possibly backup withholding, may apply if the LYONs or common shares are held by a non-U.S. holder through a U.S., or U.S. related, broker or financial institution and the non-U.S. holder fails to provide appropriate information. Non-U.S. holders should consult their tax advisers.

                            SELLING SECURITYHOLDERS

   The LYONs were originally issued by us and sold by Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Initial Purchaser") in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the LYONs listed below and the common shares issued upon purchase by us, or conversion, of such LYONs. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

   The table below sets forth the name of each selling securityholder, the principal amount at maturity of LYONs that each selling securityholder may offer pursuant to this prospectus and the number of common shares into which such LYONs are convertible. Unless set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

   We have prepared the table below based on information given to us by the selling securityholders on or prior to December 7, 2000. However, any or all of the LYONs or common shares listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of LYONs or common shares that will be held by the selling securityholders upon consummation of any such sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their LYONs since the date as of which the information in the table is presented.

   Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements. From time to time, additional information concerning ownership of the LYONs and common shares may rest with certain holders thereof not named in the table below and of whom we are unaware.

                           Aggregate
                           Principal                  Number of
                           Amount at                    Common
                          Maturity of   Percentage of   Shares   Percentage of
                         LYONs That May     LYONs      That May  Common Shares
Name                        be Sold      Outstanding  be Sold(1) Outstanding(2)
----                     -------------- ------------- ---------- --------------
Arpeggio Fund, LP....... $    6,200,000         *         63,869        *
Gryphon Domestic III,
 LLC....................     17,700,000         *        182,335        *
Investcorp--Sam Fund
 Limited................     18,900,000         *        194,696        *
Rhapsody Fund, LP.......     21,200,000         *        218,390        *
UBS AG London Branch....    170,600,000       3.7%     1,757,419        *
UBS O'Connor LLC f/b/o
 UBS Global Equity
 Arbitrage Master
 Limited................     50,000,000       1.1        515,070        *
UBS Warburg LLC.........     33,346,000         *        343,510        *
All other holders of
 LYONs or future
 transferees, pledgees,
 donees, assignees or
 successors of any such
 holders (3)(4).........  4,339,554,000      93.2%    44,703,482      2.6%
                         --------------     -----     ----------      ---
Total................... $4,657,500,000     100.0%    47,978,771      2.7%
                         ==============     =====     ==========      ===

--------
 * Less than one percent (1%).
(1) Assumes conversion of all of the holder's LYONs at a conversion rate of
    10.3014 common shares per $1,000 principal amount at maturity of the LYONs. This conversion rate is subject to adjustment, however, as described under "Description of the LYONs--Conversion Rights--Conversion Rate and Delivery of Common Shares." As a result, the number of common shares issuable upon conversion of the LYONs may increase or decrease in the future. Does not include common shares that may be issued by us upon purchase of LYONs by us at the option of the holder.
(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 1,748,649,762 common shares outstanding as of December 6, 2000. In calculating this amount for each holder, we treated as outstanding the number of common shares issuable upon conversion of all of that holder's LYONs, but we did not assume conversion of any other holder's LYONs. Does not include common shares that may be issued by us upon purchase of LYONs by us at the option of the holder.
(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.
(4) Assumes that any other holders of LYONs, or any future pledgees, donees, assignees, transferees or successors of or from any such other holders of LYONs, do not beneficially own any common shares other than the common shares issuable upon conversion of the LYONs at the initial conversion rate.

                              PLAN OF DISTRIBUTION

   We are registering the LYONs and common shares covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the LYONs and the common shares covered by this prospectus.

   We will not receive any of the proceeds from the offering of LYONs or the common shares by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the LYONs and common shares beneficially owned by them and offered hereby from time to time:

  .  directly; or

  . through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the LYONs and common shares for whom they may act as agent.

   The LYONs and the common shares may be sold from time to time in one or more transactions at:

  .  fixed prices, which may be changed;

  .  prevailing market prices at the time of sale;

  .  varying prices determined at the time of sale; or

  .  negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the LYONs or common shares offered by them hereby will be the purchase price of the LYONs or common shares less discounts and commissions, if any.

   The sales described in the preceding paragraph may be effected in transactions:

  . on any national securities exchange or quotation service on which the LYONs and common shares may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the common shares;

  .  in the over-the-counter market;

  . in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

  .  through the writing of options.

   These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

   In connection with sales of the LYONs and the common shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the common shares in the course of hedging their positions. The selling securityholders may also sell the LYONs and common shares short and deliver LYONs and the common shares to close out short positions, or loan or pledge LYONs and the common shares to broker-dealers that in turn may sell the LYONs and the common shares.

   To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the common shares by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the

LYONs and the common shares offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the LYONs and the common shares by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

   The outstanding common shares are listed for trading on the New York Stock Exchange.

   The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the LYONs or the common shares may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the LYONs or the common shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

   The LYONs were issued and sold in November 2000 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act. We have agreed to indemnify the Initial Purchaser and each selling securityholder, and each selling securityholder has agreed to indemnify us, the Initial Purchaser and each other selling securityholder against specified liabilities arising under the Securities Act.

   The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the LYONs and the underlying common shares by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying common shares to engage in market-making activities with respect to the particular LYONs and the underlying common shares being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the LYONs and the underlying common shares and the ability of any person or entity to engage in market-making activities with respect to the LYONs and the underlying common shares.

   We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

  . the sale, pursuant to the registration statement to which this prospectus relates, of all the securities registered thereunder;

  . the expiration of the holding period applicable to the securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision; and

  . sale to the public under Rule 144 of all the securities registered thereunder.

Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may prohibit offers and sales of LYONs and common shares pursuant to the registration statement to which this prospectus relates.

               SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

   Tyco is organized under the laws of Bermuda. Tyco is a holding company but has significant operating subsidiaries, and a substantial portion of its assets, located outside of the United States. As a result, it may be difficult for holders of Tyco securities to serve notice of a lawsuit on Tyco within the United States. It may also be difficult for Tyco securityholders to enforce, in Bermuda, judgments obtained in United States courts. Furthermore, Tyco's Bermuda counsel, Appleby Spurling & Kempe, has advised Tyco that there is some doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon United States federal securities laws (including civil liabilities under such laws), although Bermuda courts will generally enforce foreign judgments for liquidated amounts in civil matters subject to some conditions and exceptions.

                                 LEGAL MATTERS

   Certain U.S. legal matters regarding the LYONs are being passed upon for us by Wilmer, Cutler & Pickering, Washington, D.C., counsel to Tyco. Wilmer, Cutler & Pickering has advised Tyco as to certain tax matters relating to the LYONS. Certain matters under the laws of Bermuda related to the LYONs and the common shares are being passed upon for us by Appleby Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel to Tyco. Michael L. Jones, Secretary of Tyco, is a partner of Appleby Spurling & Kempe. Wilmer, Cutler & Pickering will rely on Appleby Spurling & Kempe with respect to matters of Bermuda law.

                                    EXPERTS

   The consolidated financial statements and financial statement schedule of Tyco as of September 30, 1999 and 1998, and for the years ended September 30, 1999 and 1998 and the nine months ended September 30, 1997, included in Tyco's Annual Report on Form 10-K/A filed on June 26, 2000, and incorporated by reference in this document, have been audited by PricewaterhouseCoopers, independent accountants, as set forth in their report included therein. In its report, that firm states that with respect to certain subsidiaries its opinion is based upon the reports of other independent accountants, namely Deloitte & Touche LLP (as it relates to the consolidated statements of operations, changes in stockholders' equity and cash flows of United States Surgical Corporation and its subsidiaries for the nine-month period ended September 30, 1997 and the related financial statement schedule for the nine-month period ended September 30, 1997) and Arthur Andersen LLP (as it relates to the consolidated balance sheet of AMP Incorporated and subsidiaries as of September 30, 1998 and the related consolidated statements of income, shareholders' equity and cash flows for the year ended September 30, 1998 and the nine months ended September 30,
1997). The consolidated financial statements and financial statement schedule referred to above have been incorporated herein in reliance on said reports given on the authority of such firms as experts in auditing and accounting.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   Tyco is paying all of the selling securityholders' expenses related to this offering, except the selling securityholders will pay any applicable broker's commissions and expenses. The following table sets forth the approximate amount of fees and expenses payable by Tyco in connection with this Registration Statement and the distribution of the LYONs and common shares registered hereby. All of the amounts shown are estimates except the SEC registration fee.

      SEC registration fee.......................................... $  931,407
      Printing expenses.............................................     20,000
      Legal fees and expenses.......................................     30,000
      Accounting fees and expenses..................................      8,000
      Miscellaneous expenses........................................     11,000
                                                                     ----------
        Total....................................................... $1,000,407
                                                                     ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Bye-Law 102 of Tyco's Bye-Laws provides, in part, that Tyco shall indemnify its directors and other officers for all costs, losses and expenses which they may incur in the performance of their duties as director or officer, provided that such indemnification is not otherwise prohibited under the Companies Act 1981 (as amended) of Bermuda. Section 98 of the Companies Act 1981 (as amended) prohibits such indemnification against any liability arising out of fraud or dishonesty of the director or officer. However, such section permits Tyco to indemnify a director or officer against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or when other similar relief is granted to him.

   Tyco maintains $250 million of insurance to reimburse the directors and officers of Tyco and its subsidiaries, for charges and expenses incurred by them for wrongful acts claimed against them by reason of their being or having been directors or officers of Tyco or any of its subsidiaries. Such insurance specifically excludes reimbursement of any director or officer for any charge or expense incurred in connection with various designated matters, including libel or slander, illegally obtained personal profits, profits recovered by Tyco pursuant to Section 16(b) of the Exchange Act and deliberate dishonesty.

ITEM 16. EXHIBITS.

 Exhibit
 Number  Description
 ------- -----------
 3.1     Memorandum of Association (incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended
         December 31, 1992)

 3.2 Certificate of Incorporation on change of name (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-
         K filed July 10, 1997)

 3.3 Bye-laws of Tyco (incorporated by reference to Exhibit 3.3 to the Registrant's Form S-3 dated April 23, 1998 (File No. 333-50855) and to
         Exhibit 3.5 to the Registrant's Current Report on Form 8-K filed
         September 14, 1999)

 4.1     Indenture between Tyco International Ltd. and State Street Bank and
         Trust Company, dated as of November 17, 2000


 Exhibit
 Number  Description
 ------- -----------
         Form of Liquid Yield Option (TM) Note due 2020 (Zero Coupon--Senior)
  4.2    (included in Exhibit 4.1)

  4.3 Registration Rights Agreement dated as of November 17, 2000, by and between Tyco International Ltd. and Merrill Lynch & Co., Merrill
         Lynch, Pierce, Fenner & Smith Incorporated.

  5.1    Opinion of Appleby Spurling & Kempe

  5.2    Opinion of Wilmer, Cutler & Pickering

         Opinion of Wilmer, Cutler & Pickering as to certain U.S. federal
  8.1    income tax matters

 12.1    Computation of Ratio of Earnings to Fixed Charges

 23.1    Consent of PricewaterhouseCoopers

 23.2    Consent of Deloitte & Touche LLP

 23.3    Consent of Arthur Andersen LLP

 23.4    Consent of Appleby Spurling & Kempe (included in Exhibit 5.1)

 23.5    Consent of Wilmer, Cutler & Pickering (included in Exhibit 5.2)

 23.6    Consent of Wilmer, Cutler & Pickering (included in Exhibit 8.1)

         Power of Attorney (included on signature pages of this Registration
 24.1    Statement)

         Form of T-1 Statement of Eligibility of the Trustee under the
 25.1    Indenture


ITEM 17. UNDERTAKINGS.

   The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

        (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (1)(a) and (1)(b) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Exeter, State of New Hampshire, on the 8th day of December, 2000.

                                          Tyco International Ltd.

                                                     /s/ Mark H. Swartz
                                          By: _________________________________
                                                       Mark H. Swartz
                                                Executive Vice President and
                                                  Chief Financial Officer
                                                  (Principal Financial and
                                                    Accounting Officer)

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints L. DENNIS KOZLOWSKI AND MARK H. SWARTZ, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement (including all pre-effective and post-effective amendments thereto and all registration statements filed pursuant to Rule 462(b) which incorporate this registration statement by reference), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on December 8, 2000 in the capacities indicated below.

              Signature                          Title
              ---------                          -----

       /s/ L. Dennis Kozlowski         Chairman of the Board,
______________________________________  President, Chief
         L. Dennis Kozlowski            Executive Officer and
                                        Director (Principal
                                        Executive Officer)

        /s/ Lord Ashcroft KCMG                  Director
______________________________________
          Lord Ashcroft KCMG

         /s/ Joshua M. Berman                   Director
______________________________________
           Joshua M. Berman

        /s/ Richard S. Bodman                   Director
______________________________________
          Richard S. Bodman

           /s/ John F. Fort                     Director
______________________________________
             John F. Fort

              Signature                          Title
              ---------                          -----

         /s/ Stephen W. Foss                    Director
______________________________________
           Stephen W. Foss

        /s/ Philip M. Hampton                   Director
______________________________________
          Philip M. Hampton

        /s/ Wendy E. Lane                       Director
______________________________________
            Wendy E. Lane

       /s/ James S. Pasman, Jr.                 Director
______________________________________
         James S. Pasman, Jr.

         /s/ W. Peter Slusser                   Director
______________________________________
           W. Peter Slusser

          /s/ Mark H. Swartz           Executive Vice President
______________________________________  and Chief Financial
            Mark H. Swartz              Officer (Principal
                                        Financial and Accounting
                                        Officer)

       /s/ Frank E. Walsh, Jr.                  Director
______________________________________
         Frank E. Walsh, Jr.

                               INDEX TO EXHIBITS

 Exhibit
 Number  Description
 ------- -----------
  3.1    Memorandum of Association (incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended
         December 31, 1992)

  3.2 Certificate of Incorporation on change of name (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-
         K filed July 10, 1997)

  3.3 Bye-laws of Tyco (incorporated by reference to Exhibit 3.3 to the Registrant's Form S-3 dated April 23, 1998 (File No. 333-50855) and to
         Exhibit 3.5 to the Registrant's Current Report on Form 8-K filed
         September 14, 1999)

  4.1    Indenture between Tyco International Ltd. and State Street Bank and
         Trust Company, dated as of November 17, 2000

  4.2    Form of Liquid Yield Option (TM) Note due 2020 (Zero Coupon--Senior)
         (included in Exhibit 4.1)

  4.3 Registration Rights Agreement dated as of November 17, 2000, by and between Tyco International Ltd. and Merrill Lynch & Co., Merrill
         Lynch, Pierce, Fenner & Smith Incorporated.

  5.1    Opinion of Appleby Spurling & Kempe

  5.2    Opinion of Wilmer, Cutler & Pickering

  8.1 Opinion of Wilmer, Cutler & Pickering as to certain U.S. federal income tax matters

 12.1    Computation of Ratio of Earnings to Fixed Charges

 23.1    Consent of PricewaterhouseCoopers

 23.2    Consent of Deloitte & Touche LLP

 23.3    Consent of Arthur Andersen LLP

 23.4    Consent of Appleby Spurling & Kempe (included in Exhibit 5.1)

 23.5    Consent of Wilmer, Cutler & Pickering (included in Exhibit 5.2)

 23.6    Consent of Wilmer, Cutler & Pickering (included in Exhibit 8.1)

 24.1    Power of Attorney (included on signature pages of this Registration
         Statement)

 25.1 Form of T-1 Statement of Eligibility of the Trustee under the Indenture